June 22, 2004

Dynamic Announces Results of Annual General and Extraordinary Meeting

DYNAMIC OIL & GAS, INC. (“the Company”) is pleased to announce that all matters to be considered by shareholders at the Annual General and Extraordinary Meeting held on June 18, 2004 were approved.

At the meeting, shareholders re-elected Messrs. Wayne J. Babcock and Donald K. Umbach as directors of the Company and appointed Ernst & Young LLP, Chartered Accountants, to serve as auditors of the Company until the close of the next annual general meeting. The directors were also authorized to fix the remuneration of the auditors.

Shareholders also approved a number of changes which were as a result of the recent adoption of the new Business Corporations Act (British Columbia), including the removal of the pre-existing company provisions, the elimination of the maximum number of common shares that the Company is authorized to issue and the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company.

Finally, shareholders approved an amendment to the Company’s 2003 Stock Option Plan to increase the number of shares reserved for issuance under the Option Plan by 115,612 shares.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in producing and early-stage exploration properties located in southwestern and northern British Columbia and central Alberta.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Michael A. Bardell
Chief Financial Officer

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE.”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com